                                    Exhibit 1

                      [Intermountain Industries Letterhead]



May 16, 2000

VIA FACSIMILE



A. J. Schwartz, Esq.
Morris, Laing, Evans, Brock & Kennedy, Chartered
Fourth Floor
200 West Douglas
Wichita, Kansas  57202-3084


Dear Mr. Schwartz:

     This letter relates to our letter of May 9, 2000 to you concerning the offer by Intermountain Industries, Inc. ("Intermountain"), to acquire all the outstanding shares of Petroglyph Energy, Inc. ("Petroglyph") Intermountain does not currently own.

     You asked us for two amendments, one to our offer and one to the separate but related interim proposal. We are pleased to grant both.

     Your first request was that we delete the term by which the Intermountain offer is scheduled to expire this Wednesday, May 17, 2000. While as you know we had arrived at that deadline in consultation with you and in reliance on your belief last week that the investment bankers would have been able to advise you on the fairness of our offer by then, you have now advised us that the bankers have only just begun their analysis at the beginning of this week and that Wednesday is no longer a realistic deadline. As you know, we are sensitive to your need to give due deliberation to the fairness of Intermountain's offer and we do not wish to curtail in any respect your ability to do your job in a careful and deliberate manner. Accordingly, Intermountain hereby deletes the requirement that you respond to our offer by May 17, 2000, however we do reserve the right at our discretion to impose a time deadline in future if we deem it appropriate. In any event, we would give you at least seven calendar days advance notice of the imposition of any such deadline by faxing such notice to your office at the above address.

     Your second request was that we revise the loan proposal we had made so that the loan would extend for nine months, with principal and interest due at maturity. We recognize Petroglyph's immediate cash needs and particularly the need to take immediate steps to preserve its assets as well as the need to have funding in place to do that over the next nine months. Accordingly, we hereby advise you that we would be willing to accede to your request. In all other respects, our obligation to make the loan would of course be as set forth in our offer dated May 5, 2000 and be dependent on the execution and delivery of loan documentation which would have customary terms and conditions, including a right on Petroglyph's part to prepay the loan without penalty and a prohibition against Petroglyph's incurring additional indebtedness for money borrowed while the loan remains outstanding. We will begin preparing the documentation immediately.



Sincerely yours,

/s/ William C. Glynn

William C. Glynn

cc:  Messrs. Richard Hokin
     Eugene C. Thomas
     Robert C. Murdock